Haleon plc: Cash tender offer for outstanding 2027 3.375% Fixed Rate Notes

London, 11 August 2026: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces that its wholly owned subsidiary, Haleon US Capital LLC (the "**Offeror**") is offering to buy back any and all of its outstanding $1,999,350,000 3.375% Fixed Rate Senior Notes due March 2027. Bondholders will receive a price equal to the Total Consideration based on the Reference Yield and the Fixed Spread plus Accrued Interest (each as defined below) (the "**Tender Offer**").

This Tender Offer is in line with Haleon's previously stated capital allocation priorities**.** Together, with the planned issue of new bonds, it is expected to help the Company to proactively manage and optimise its debt portfolio.

The Tender Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated 11 August 2026 (the "**Offer to Purchase**")**.** Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, the Offeror is offering to purchase any and all of the notes set forth in the table below (the "**Notes**")**.** Notes purchased in the Tender Offer will be cancelled. The Tender Offer is not conditioned on any minimum principal amount of Notes being tendered. The consummation of the Tender Offer is subject to, and conditioned upon, the satisfaction or waiver, where permitted, of the conditions discussed in the Offer to Purchase, including the New Notes Condition (as defined in the Offer to Purchase).

Title of Notes(1)	Principal Amount Outstanding	ISIN/CUSIP	Reference Security(2)	Fixed Spread(2)	Bloomberg Reference Page
$1,999,350,000 3.375% Fixed Rate Senior Notes due 2027	$1,999,350,000	ISIN: Registered: US36264FAK75 144A: US36264FAB76 Reg S: USU04020AB65 CUSIP: Registered: 36264F AK7 144A: 36264F AB7 Reg S: U04020 AB6	3.875% UST due March 31, 2027	10 bps	FIT3

(1) The Notes are fully and unconditionally guaranteed by Haleon plc.
(2) The "**Total Consideration**" per $1,000 principal amount of Notes validly tendered at or prior to the Expiration Date and not validly withdrawn and accepted for purchase will be calculated as described in the Offer to Purchase using the Fixed Spread. *See* "Description of the Tender Offer—Total Consideration" in the Offer to Purchase. The Total Consideration does not include accrued and unpaid interest on such Notes from the last interest payment date to, but not including, the Settlement Date (the "**Accrued Interest**"), which will be paid in addition to the Total Consideration.

The Tender Offer will expire at 5:00 p.m., New York City time, on 18 August 2026, unless extended or earlier terminated (such date and time, as the same may be extended or earlier terminated, the "**Expiration Date**")**.** Holders who desire to participate in the Tender Offer must validly tender their Notes at or prior to the Expiration Date. Tenders of Notes may be validly withdrawn at any time prior to the Expiration Date but tenders will thereafter be irrevocable, except in certain limited circumstances where additional withdrawal rights are required by law.

The consummation of the Tender Offer is subject to, and conditioned upon, the satisfaction or waiver, where permitted, of the conditions discussed in the Offer to Purchase, including the New Notes Condition. The "**New Notes Condition**" means the condition that the Offeror successfully completes (on terms satisfactory to it in its sole discretion) and settles the proposed offering of USD-denominated Senior Fixed Rate Notes as announced on 11 August 2026.

A Holder that has validly tendered, or indicated its firm intention to tender, its Notes for purchase pursuant to the Tender Offer prior to the Expiration Date and wishes to subscribe for New Notes in addition to tendering Notes for purchase pursuant to the Tender Offer may, after having made a separate application for the purchase of such New Notes to a joint bookrunner of the issue of the New Notes, at the Offeror's sole and absolute discretion, receive priority in the allocation of the New Notes, subject to the issue of the New Notes. The Offeror intends to consider among other factors whether the relevant investor seeking an allocation of New Notes has, prior to such allocation, validly tendered, or given a firm indication to the Offeror or the Dealer Managers that they intend to tender their Notes pursuant to the Tender Offer and if so, the aggregate principal amount of such Notes tendered or intended to be tendered by such investor. Any allocation of the New Notes may, subject to the Offeror's sole and absolute discretion, be less than, equal to or greater than the aggregate principal amount of the Notes tendered or firmly indicated to be tendered. However, the Offeror is not obliged to allocate the New Notes to a Holder who has validly tendered or indicated its firm intention to tender its Notes pursuant to the Tender Offer. Any allocation of the New Notes, while being considered by the Offeror as set out above, will be made in accordance with standard new issue procedures. This announcement is not an offer with respect to any such New Notes.

The Tender Offer is not conditioned on any minimum principal amount of Notes being tendered. Notes may be tendered only in principal amounts equal to the minimum denomination of $250,000 and integral multiples of $1,000 in excess thereof.

Holders who validly tender and who do not validly withdraw Notes at or prior to the Expiration Date and whose Notes are accepted for purchase by the Offeror will receive the "**Total Consideration**". The Total Consideration payable for the Notes will be a price per $1,000 principal amount of Notes, calculated with reference to the Settlement Date, that would reflect a yield to the maturity date of the Notes equal to the sum of (i) the Reference Yield determined at the Price Determination Time, *plus* (ii) the Fixed Spread. The Total Consideration will be determined as set out in the calculation in Schedule A to the Offer to Purchase.

The "**Reference Yield**" means the bid side yield to maturity, determined in accordance with market convention, of the Reference Security, based on the bid price for the Reference Security as reported on the Bloomberg Reference Page at the Price Determination Time. The sum of the Fixed Spread and the Reference Yield is referred to as the "**Repurchase Yield**".

The "**Price Determination Time**" is expected to be 2:00 p.m., New York City time, on 18 August, 2026.

In addition to the Total Consideration, Holders whose Notes are accepted for purchase will be paid the Accrued Interest on the Settlement Date. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Tender Offer. The Settlement Date will promptly follow the Expiration Date and is expected to be 21 August 2026, which is the third business day after the Expiration Date, unless extended.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold their Notes as to when such intermediary needs to receive instructions from a Holder in order for that Holder to be able to participate in the Tender Offer before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and the Depository Trust Company for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

The results of the Tender Offer are expected to be announced promptly following the Expiration Date.

This press release will be available on www.haleon.com. Copies of the Offer to Purchase are available to holders of the Notes ("**Holders**") through the Tender and Information Agent, Global Bondholder Services Corporation at its website https://www.gbsc-usa.com/haleon/ or by calling (212) 430-3774 (bank and brokers call collect) or (855) 654-2014 (all others please call toll-free).

The Dealer Managers for the Tender Offer are:

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Attention: Liability Management Group
Telephone (Europe): +44 20 7996 5420
Telephone (U.S. Toll Free): +1 (888) 292-0070
Telephone (U.S.): +1 (980) 387-3907
Email: DG.LM-EMEA@bofa.com

RBC Capital Markets, LLC
Brookfield Place
200 Vesey Street, 8th Floor
New York, NY 10281
Attention: Liability Management Group
In Europe: +44 20 7029 0113
Toll-Free: (877) 381-2099
Collect: (212) 618-7843
Email: liability.management@rbccm.com

The Tender and Information Agent for the Tender Offer is:

Global Bondholder Services Corporation

65 Broadway – Suite 404
New York, New York 10006
Attn: Corporate Actions

Bank and Brokers Call Collect: (212) 430-3774
All Others Please Call Toll-Free: (855) 654-2014
E-mail: contact@gbsc-usa.com
Tender Offer Website: https://www.gbsc-usa.com/haleon/

Non-U.S. Distribution Restrictions

United Kingdom. The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made by and such documents and/or materials have not been approved by an "authorised person" for the purposes of section 21 of the Financial Services and Markets Act 2000 (as amended, the "**FSMA**"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to and may only be acted upon by: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "**Order**"); (3) those persons who are existing members or creditors of the Offeror or other persons falling within Article 43(2) of the Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Order (all such persons together being referred to as "relevant persons"). This announcement and any other documents or materials relating to the Tender Offer are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France. The Tender Offer is not being made, directly or indirectly, in the Republic of France (other than to qualified investors as described below). This announcement, the Offer to Purchase and any other document or material relating to the Tender Offer have only been, and shall only be, distributed in the Republic of France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129

(the "**Prospectus Regulation**"). None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offer have been or will be submitted for clearance to the *Autorité des marchés financiers*.

Italy. None of the Tender Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offer have been or will be submitted to the clearance procedure of the *Commissione Nazionale per le Società e la Borsa* ("**CONSOB**") pursuant to applicable Italian laws and regulations. The Tender Offer is being carried out in the Republic of Italy ("**Italy**") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "**Financial Services Act**") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties *vis-à-vis* its clients in connection with the Notes or the Offer to Purchase.

Belgium. None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offer have been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority (*"Autorité des services et marchés financiers"/"Autoriteit voor Financiële Diensten en Markten"*). The Tender Offer is not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of 1 April 2007 on public takeover bids (*"loi relative aux offres publiques d'acquisition"/"wet op de openbare overnamebiedingen"*), as amended or replaced from time to time. Accordingly, the Tender Offer may not be, and is not being, advertised and the Tender Offer will not be extended and this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) may not, have not, and will not, be distributed or made available, directly or indirectly, to any person in Belgium other than to "**qualified investors**" (*"investisseur qualifié"/"gekwalificeerde belegger"*) within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Tender Offer is made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any other documents or materials relating to the Tender Offer may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any Notes. This announcement does not describe all the material terms of the Tender Offer and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offer are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offer.

None of the Offeror, Haleon, the Dealer Managers or their affiliates, or the Tender and Information Agent makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes held by them pursuant to the Tender Offer, or refrain from doing so. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Offeror has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of

any other country. No authority has passed upon the accuracy or adequacy of the Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Offeror, Haleon, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

Cautionary note regarding forward-looking statements

Certain statements contained in this announcement are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects," "anticipates," "believes," "targets," "plans," "intends," "aims," "projects," "indicates," "may," "might," "will," "should," "potential," "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this announcement are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions, realizations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this announcement. These statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries

Investors
Jo Russell +44 7787 392441
Rakesh Patel +44 7552 484646

Email: investor-relations@haleon.com

Media
Zoë Bird +44 7736 746167
Gemma Thomas +44 7985 175048

Email: corporate.media@haleon.com

Treasury
Mike Rowe +44 7775 012365
Ben Checkland +44 7823 370368

Email: cf-treasury@haleon.com

About Haleon

Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and

Therapeutic Skin Health and Other. Our superior brands - such as *Advil*, *Centrum*, *Otrivin*, *Panadol*, *parodontax*, *Polident*, *Sensodyne*, *Theraflu* and *Voltaren* – are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.